                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                           PACIFIC SCIENTIFIC COMPANY
                ------------------------------------------------
                           (Name of Subject Company)

                             KOLLMORGEN CORPORATION
                               TORQUE CORPORATION
                      ------------------------------------
                                   (Bidders)

                    Common Stock, $1.00 par value per share
           (Including the Associated Preferred Stock Purchase Rights)
          ------------------------------------------------------------
                         (Title of Class of Securities)

                             694806 (Common Stock)
                      ------------------------------------
                     (CUSIP Number of Class of Securities)

                              James A. Eder, Esq.
                             KOLLMORGEN CORPORATION
                               1601 Trapelo Road
                          Waltham, Massachusetts 02154
                                 (781) 890-5655
    ------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)
                                    Copy to:
                          Creighton O'M. Condon, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                           Telephone: (212) 848-4000

                             CALCULATION OF FILING FEE
         Transaction Valuation*                     Amount of Filing Fee**
              $130,118,441                                $26,023.69

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: ___$36,973.84____________________________
    Form or Registration No.: __Schedule 14A_________________________
    Filing Party: __Kollmorgen Corporation___________________________
    Date Filed: ___November 26, 1997
------------------------
* For purposes of calculating the filing fee only. This calculation assumes the purchase of 6,347,241 shares of Common Stock, $1.00 par value, of Pacific Scientific Company, including the associated Preferred Stock Purchase Rights, at $20.50 net per share in cash. Note: The Transaction Value is calculated by multiplying $20.50, the per share tender offer price, by 6,347,241, 50% of the sum of (i) the number of shares of Common Stock outstanding and (ii) the weighted average number of shares of Common Stock subject to options outstanding.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Torque Corporation for such number of Shares. However, pursuant to Rule 0-11 (a)(2), the filing fee has been reduced by $8,710.78 (which represents the portion of the $36,973.84 paid on November 25, 1997 in connection with the filing of Kollmorgen's preliminary consent solicitation materials not offset pursuant to Rule 457(b) in connection with Kollmorgen's registration statement on Form S-4, filed on December 15, 1997). Accordingly, the balance of the filing fee to be paid in connection herewith is $17,312.91.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Pacific Scientific Company, a California corporation (the "Company"), which has its principal executive offices at 620 Newport Center Drive, Suite 700, Newport Beach, California 92660.

    (b) This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Torque Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Kollmorgen Corporation, a New York corporation ("Parent"), to purchase 6,347,241 shares of common stock, par value $1.00 per share (the "Common Stock"), of the Company, including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Shareholder Protection Agreement, dated as of November 7, 1988, as amended (the "Rights Agreement"), between the Company and Manufacturers Hanover Trust Company, as successor Rights Agent (the "Rights Agent"), or such greater or lesser number of Shares that, together with the Shares owned by Parent and Purchaser, would constitute a majority of the outstanding Shares on a fully diluted basis (such number of Shares being the "Minimum Number"), at a price of $20.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated December 15, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Proration; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

    According to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1997 (the "Company Form 10-Q"), as of September 26, 1997 there were 12,381,595 shares of Common Stock issued and outstanding. According to the Company Form 10-Q, as of September 26, 1997, the weighted average number of shares of Common Stock subject to issuance under the Company's 1995 Stock Option Plan (the "Stock Option Plan Common Stock") during the third fiscal quarter of 1997 was 313,285. Parent currently owns 100 Shares, and Purchaser owns 100 Shares, which Parent and Purchaser recently acquired in open market transactions. Based on the foregoing and assuming that (i) no shares of Common Stock are issued or acquired by the Company after September 26, 1997 (other than as described in clause (iii) below), (ii) no options are granted or expired after September 26, 1997 and (iii) all 313,285 Shares of the Stock Option Plan Common Stock are issued at or prior to the consummation of the Offer, there would be 12,694,880 Shares outstanding immediately following the consummation of the Offer and the Minimum Number of Shares would be 6,347,241 Shares.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) During the last five years, none of Purchaser or Parent, and, to the best knowledge of Purchaser and Parent, none of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Proposed Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 9 ("Financing of the Offer and the Proposed Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Proposed Merger") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and in Schedule II ("Schedule of Transactions in Shares During the Past 60 Days") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Proposed Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 18 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Not applicable.

                                       2
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    (b) and (c) The information set forth in the Introduction and Section 15
("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

    (e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company") and Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Form of Offer to Purchase dated December 15, 1997.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4)     Form of Letter from Salomon Smith Barney to Brokers, Dealers, Commercial Banks,
           Trust Companies and Other Nominees.

(a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees to Clients.

(a)(6)     Form of Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.

(a)(7)     Summary Advertisement as published in The Wall Street Journal on December 15,
           1997.

(a)(8)     Press Release issued by Parent on December 15, 1997.

(a)(9)     Definitive Consent Solicitation Statement/Prospectus filed with the Commission on
           December 15, 1997.

(a)(10)    Form of Consent.

(a)(11)    Parent Letter to Company Shareholders dated December 15, 1997.

(a)(12)    Form of Press Release dated December 15, 1997, relating to the record date for action by consent of Pacific Scientific Shareholders.

(b)(1)     Commitment Letter among Salomon Brothers Inc, Salomon Brothers Holding Company
           Inc and Parent, dated December 9, 1997.

(c)        Not applicable.

(d)        Not applicable.

(e)        Not applicable.

(f)        None.

(g)(1)     Complaint seeking Declaratory and Injunctive Relief filed in the United States
           District Court for the Central District of California on December 15, 1997.

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
                                 EXHIBIT INDEX

EXHIBIT
NO.                                                          DESCRIPTION
---------------  ---------------------------------------------------------------------------------------------------

(a)(1)           Form of Offer to Purchase dated December 15, 1997.

(a)(2)           Form of Letter of Transmittal.

(a)(3)           Form of Notice of Guaranteed Delivery.

(a)(4)           Form of Letter from Salomon Smith Barney to Brokers, Dealers, Commercial Banks, Trust Companies and
                 Other Nominees.

(a)(5)           Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to
                 Clients.

(a)(6)           Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)           Summary Advertisement as published in The Wall Street Journal on December 15, 1997.

(a)(8)           Press Release issued by Parent on December 15, 1997.

(a)(9)           Definitive Consent Solicitation Statement/Prospectus filed with the Commission on December 15,
                 1997.

(a)(10)          Form of Consent.

(a)(11)          Parent Letter to Company Shareholders dated December 15, 1997.

(a)(12)          Form of Press Release dated December 15, 1997, relating to the record date for action by consent of
                 Pacific Scientific Shareholders.

(b)(1)           Commitment Letter among Salomon Brothers Inc, Salomon Brothers Holding Company Inc and Parent,
                 dated December 9, 1997.

(c)              Not applicable.

(d)              Not applicable.

(e)              Not applicable.

(f)              None.

(g)(1)           Complaint seeking Declaratory and Injunctive Relief filed in the United States District Court for the Central District of California on December 15, 1997.

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
                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1997

                                TORQUE CORPORATION

                                By:  -----------------------------------------
                                     Name:
                                     Title:

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1997        KOLLMORGEN CORPORATION

                                By:
                                     -----------------------------------------
                                     Name:
                                     Title:

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